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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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GameStop Corp.
(Exact name of Registrant as specified in its charter)

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Delaware	1-32637	20-2733559
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

625 Westport Parkway Grapevine, TX	76051
(Address of principal executive offices)	(Zip Code)

Diana Saadeh-Jajeh, Senior Vice President and Interim Chief Financial Officer
817-424-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Security Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

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Item 1.01    Conflict Minerals Disclosure and Report
This Form SD of GameStop Corp. (the “Company”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) (the “Conflict Minerals Rule”) for the reporting period from January 1, 2020 to December 31, 2020. Terms used but not defined in this report have the meanings set forth in the Conflict Minerals Rule, Form SD or the related SEC Release No. 34-67716, as applicable.
The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at news.gamestop.com.
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02    Exhibit
The Company’s Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS
Item 2.01        Exhibits
Exhibit 1.01         Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAMESTOP CORP.
(Registrant)

Date: May 24, 2021	By:	/s/ Diana Saadeh-Jajeh
Name: Diana Saadeh-Jajeh Title: Senior Vice President and Interim Chief Financial Officer